# ANTHONY CORDOVA

Founder & CEO, Rock My Reunion  |  Event & Concert Producer  |  Business Development

San Francisco Bay Area, CA  •  ▨▨▨▨▨▨  •  ▨▨▨▨▨▨▨  •  ▨▨▨▨▨▨▨▨

## SUMMARY

Founder and event production executive with 30+ years delivering large-scale concerts, festivals, philanthropic campaigns, and corporate programs for global brands and nonprofits. Built Rock My Reunion — the first reunion platform to eliminate organizer financial risk entirely — after personally fronting $10,000 at his own reunion. Deep expertise in escrow-based financial models, sponsor marketplace development, AI-assisted event planning, and business development. Known for people-first leadership, operational discipline, and experiences built to matter.

## EXPERIENCE

### Founder & CEO                                                                                     *Jan 2026 – Present*
*Rock My Reunion, Inc.  •  Los Gatos, CA*

- Built the first reunion platform to eliminate organizer financial risk entirely — ticket revenue held in escrow, vendors paid at milestones, organizer credit card never used. Ever.
- Raising a $500K seed round on WeFunder targeting a $1.8B TAM across 400,000+ annual US reunions.
- Architected six platform pillars: Escrow-First Ticketing, AI Planning Co-Pilot, Sponsor Marketplace, Spotify Integration, Who's Coming Wall, and Class Social Feed.
- Led full product design (26-page UX flow, live mockups), engineering scoping ($75K–$90K Phase 1 fixed-price), and go-to-market strategy.
- Founded after personally fronting $10,000 on a credit card at his own reunion — with 30+ years of live event production experience behind the build.

### Principal Consultant — Event & Concert Producer                              *2020 – 2026*
*Story Road Entertainment  •  San Francisco, CA*

- Produced large-scale public events, festivals, and community programs for cultural partners, nonprofits, and national brands.
- Led end-to-end event operations: budgeting, vendor management, run-of-show, staffing, and onsite logistics.
- Festival Producer for Endless Summer + Dana Point Film Festival; managed sponsors, city officials, tourism partners, and multi-day programming.
- Advised venture capital and private equity firms on music investments and catalog acquisitions.

### VP/GM, Music & Entertainment Partnerships                                    *2014 – 2019*
*IfOnly / Traina Interactive  •  San Francisco, CA  •  Acquired by Mastercard 2019*

- Senior leader overseeing experiential programs, philanthropic events, and multimillion-dollar partnerships for Salesforce, VMware, Honda, Lexus, and BMW.
- Produced 200+ concerts and immersive experiences with Foo Fighters, Bruno Mars, Sting, Katy Perry, Lady Gaga, and OneRepublic.
- Created charitable programs raising millions for the Humane Society, Habitat for Humanity, Red Cross, and Born This Way Foundation.
- Negotiated high-value artist contracts with CAA, WME, and UTA; managed multimillion-dollar budgets under tight timelines.

### VP, Business Development & Strategic Partnerships                          *2019 – 2020*
*Life Saving Images (LSI)  •  San Francisco Bay Area, CA*

- Produced onsite mobile events for corporate partners including Genentech, KeyBank, and Franciscan Health.
- Strengthened community engagement through education, outreach, and event-based initiatives.

## CORPORATE & COMMUNITY PROGRAMS

### Corporate Outreach & Programs Coordinator
*Heart of the Matter  •  San Francisco Bay Area, CA*

*2019 – Present*

- Produced and coordinated onsite events at Fortune 500 companies including Genentech, Google, and Kohl's.
- Managed end-to-end logistics for mobile program units across multiple simultaneous sites.
- Conducted corporate outreach and booked programming at large employer campuses and public events.

## ADDITIONAL EXPERIENCE

Consulting VP, Business Development  —  Leviti                          *2022–2023*
Strategic Advisor (Co-Founder)  —  AUDIOPOOL Inc.                       *2024–2026*
VP, Artist Relations  —  Tickets for Charity                           *2009–2014*
Director, Entertainment Marketing  —  Yahoo!                           *2007–2009*

*Roles reinforce event production, partnerships, nonprofit fundraising, and large-scale program execution.*

## CIVIC & COMMUNITY LEADERSHIP

### Arts Commissioner, District 6
*City of San José  •  San Jose, CA*

*2022–2024*

- Advised on cultural policy, arts funding, and equity initiatives; supported community arts programming and public access to cultural resources.

### Board Member
*Max's Helping Paws Foundation  •  Carmel, CA*

*2023–2025*

- Served on the board of a nonprofit dedicated to keeping pets and families together through financial assistance for veterinary care.
- Supported fundraising, donor engagement, and community partnerships; helped guide the foundation through its acquisition by Peace of Mind Dog Rescue.

### Disaster Relief Certified Volunteer
*American Red Cross*

- Certified in disaster relief response and community emergency preparedness.